Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 28
DATED SEPTEMBER 8, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 28 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 24, dated July 1, 2011 (which superseded and replaced all prior supplements), Supplement No. 25, dated July 26, 2011, Supplement No. 26, dated August 16, 2011 and Supplement No. 27, dated August 24, 2011.  Unless otherwise defined in this Supplement No. 28, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

The purpose of this Supplement is to describe important changes to the agreements we have with our Business Manager, Real Estate Managers and dealer manager. The changes limit the fees or costs paid or reimbursed to these entities. This Supplement also describes a new policy, just adopted by our board of directors regarding our estimated per share valuation.  These changes and the new valuation policy are described in greater detail below.  We believe these changes reflect a continued commitment to strengthen the structure of Inland Diversified, and more fully support the achievement of our business goals on behalf of our stockholders.  The key highlights of these changes are:

•

we have reduced the business management fee, to a maximum of 0.75% per annum of average invested assets from up to 1% per annum of average invested assets;

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our Business Manager and Real Estate Managers have agreed to limit the purchase price that we may pay for these entities should we ever decide to become self-managed by acquiring these entities;

•

we have clarified that the “issuer costs” in this offering will not exceed 1.5% of gross offering proceeds; and

•

our board has adopted a policy requiring the engagement of an independent third party (at the applicable time) to review the approach used by the Business Manager to estimate the value of our shares including the underlying assumptions made by the Business Manager and the valuation conclusion, and to make that report accessible to soliciting dealers.

The agreements otherwise remain unchanged including the fact that the Business Manager will not charge any Acquisition Fees.  Further, the change in the business management fee has not changed our self-imposed prohibition on using offering proceeds to pay distributions.  We believe that any measure of “best practices” must start by prohibiting the use of offering proceeds to fund distributions.

Amendment and Restatement of our Management Agreements

Effective September 8, 2011, we amended agreements with our Business Manager and each of our four Real Estate Managers.  These amendments limit the amount of compensation that we would pay if we acquired our Business Manager and Real Estate Managers in a transaction sometimes referred to as an “internalization.”  In addition, the amount we pay the Business Manager to manage our business has been decreased all as described below.

Business Combination and Limits on Business Management Fee.  Under the amended agreement with our Business Manager, we have reduced the amount of the maximum business management fee.  More specifically, we are now required to pay our Business Manager a quarterly business management fee equal to a percentage of our “average invested assets,” calculated as follows:

(1)

if we have declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), we will pay a fee equal to 0.1875% of our average invested assets for that prior calendar quarter;

(2)

if we have declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than an average 7% annualized distribution rate (in each case, assuming a share was purchased for $10.00), we will pay a fee equal to 0.1625% of our average invested assets for that prior calendar quarter;

(3)

if we have declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than an average 6% annualized distribution rate (in each case, assuming a share was purchased for $10.00), we will pay a fee equal to 0.125% of our average invested assets for that prior calendar quarter; or

(4)

if we do not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, we will not pay a business management fee for that prior calendar quarter.

Assuming that (1), (2) or (3) above is satisfied, our Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid.   If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager’s sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time.

A summary of the new fee structure, contrasted with our existing fee structure, follows.

	New Fee Structure	Existing Fee Structure
Performance-based structure (per annum):	7%+ distribution rate* → 0.75% fee 6% - 6.9% distribution rate* → 0.65% fee 5% - 5.9% distribution rate* → 0.50% fee less than 5% distribution rate* → no fee	7%+ distribution rate* → 1.0% fee 6% - 6.9% distribution rate* → 0.75% fee 5% - 5.9% distribution rate* → 0.50% fee less than 5% distribution rate* → no fee
Maximum fee permissible:	0.75% per annum of average invested assets.	1.0% per annum of average invested assets.
*Based on annualized distribution rate, assuming a share was purchased for $10.00

Limits on Purchase Price of the Business Manager and Real Estate Managers.  As described in the prospectus, at some point in the future, we may consider becoming “self-managed” by internalizing the functions performed for us by our Business Manager and Real Estate Managers, particularly if we seek to list our shares on an exchange as a way of providing our stockholders with a liquidity event.  We understand that substantially all of the REITs that are publicly-traded are “self-administered” not because it is legally required but rather because of market preferences.

The method by which we could internalize these functions could take many forms.  For example, we may hire our own group of executives and other employees or we may acquire our Business Manager and Real Estate Managers or their respective assets, including their existing workforce.  The method of internalizing cannot be determined or estimated at this time.  Our Business Manager and Real Estate Managers have advised our board that neither the Business Manager nor the Real Estate Managers will agree to be acquired unless the internalization occurs in connection with a listing or other liquidity event.

Under the terms of the amended agreements, our Business Manager and Real Estate Managers have also agreed to limits on the purchase price for those entities and the form of the consideration if we decide to internalize our management functions by acquiring our Business Manager and Real Estate Managers in connection with a liquidity event.  For these purposes, a “liquidity event” means: a listing our shares, or the shares of one of our subsidiaries, on a national securities exchange; selling all or substantially all of our assets; or entering into a merger, reorganization, business combination, share exchange or acquisition, in which our stockholders receive cash or the securities of another issuer that are listed on a national securities exchange.  More specifically, our Business Manager and Real Estate Managers have agreed to limit the purchase price to an amount not to exceed two times the amount of the maximum business management fee that could be paid to the Business Manager during the four completed fiscal quarters prior to closing the transaction (specifically, the sum of 0.1875% of our average invested assets for each of the preceding four calendar quarters multiplied by two.)  Further, in no event may the aggregate payment exceed 1.5% of the amount of our total assets on the last audited balance sheet prior to closing the transaction, giving effect to any property acquisitions that were probable or completed since the date of the last audited balance sheet, prior to the applicable transaction.  In addition, we would issue shares of our common stock, not cash consideration, to pay the purchase price.

Any decision to become self-managed by acquiring our Business Manager and Real Estate Managers will be made by our board and require the approval of a majority of our independent directors.  If we pursue a transaction with our Business Manager and Real Estate Managers, these independent directors, as a whole, or a committee thereof, will negotiate the specific terms and conditions, including the actual purchase price, of any agreement or agreements to acquire these entities.  The independent directors likely will retain counsel and financial advisors and may obtain an opinion on the fairness of the consideration paid for these entities.

In calculating the purchase price, we will exclude any costs or expenses of the internalization transaction that we may agree to pay or reimburse for either: (1) costs and expenses our Business Manager or Real Estate Managers have incurred on our behalf; or (2) costs and expenses our Business Manager or Real Estate Managers incur directly in connection with the internalization transaction.

Except as described herein, the terms of the amended and restated business management agreement and amended and restated master management agreements are identical to the agreements that were previously in effect.

Amendment to our Dealer Manager Agreement

Limits on Issuer Costs.  Effective September 8, 2011, we amended the dealer manager  agreement with Inland Securities Corporation to clarify the “issuer costs” which we are required to pay or reimburse may not exceed 1.5% of gross offering proceeds.  “Issuer costs” include amounts paid for SEC registration fees, FINRA filing fees, certain bona fide itemized and detailed due diligence expenses, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, data processing fees, bank fees and other administrative expenses of the offering. The 1.5% limit on issuer costs is consistent with the amounts set forth in the Estimated Use of Proceeds table.  The other terms of the dealer manager agreement will remain the same in all other respects.

Board Policy Regarding Estimated Share Value

FINRA requires registered broker-dealers, including the soliciting dealers selling shares in this offering, to disclose in a customer’s account statement an estimated value for a REIT’s securities if the annual report of that REIT discloses a per share estimated value. The FINRA rules prohibit broker-dealers from using a per share estimated value developed from data that is more than eighteen months old. This in effect prohibits the broker-dealers from using a per share offering price from an issuer’s last “best efforts” offering for more than eighteen months after the termination of that offering. Thus, beginning eighteen months after the last offering of our shares of common stock, in an effort to assist the soliciting dealers selling shares in this offering, our board anticipates publishing a new estimated per share value of our shares based on the recommendation of our Business Manager.  Although the FINRA rules provide no guidance regarding the methodology used to determine estimated value per share, our board has adopted a policy requiring the engagement of an independent third party (at the applicable time) to review the valuation approach used by the Business Manager to estimate the value of our shares including, the underlying assumptions made by the Business Manager and the valuation conclusion, and to make that report accessible to soliciting dealers.